                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities and Exchange Act of 1934

For the month of April, 2002

          API ELECTRONICS GROUP INC. (Formerly: Investorlinks.com Inc.)
          -------------------------------------------------------------
                 (Translation of registrant's name into English)

            505 University Ave., Suite 1400, Toronto, Ontario M5G 1X3
          -------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                              Yes: [ ]     No: [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ------------------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      API ELECTRONICS GROUP INC.
                                      (Formerly Investorlinks.com Inc.)

Date:  April 29, 2002                 By: /s/   Jason DeZwirek
       --------------                     -----------------------
                                          Jason DeZwirek, Chairman of the Board,
                                          Executive V.P., Secretary and Director

                   API Electronics Group Inc.
                   Consolidated Interim Financial Statements
                   Third Quarter
                   For the period ended February 28, 2002
                   (Unaudited)
                   Expressed in US$

--------------------------------------------------------------------------------
                                                      API Electronics Group Inc.
                                              Consolidated Interim Balance Sheet
                                                              (Expressed in US$)

                                                    February 28,       May 31,
                                                            2002          2001
                                                    ------------       -------
                                                     (Unaudited)      (Audited)
Assets
Current
  Cash                                               $  309,052      $   41,073
  Accounts receivable                                   541,870         340,383
  Inventory                                           1,299,660       1,277,399
  Prepaid expenses                                       13,744          13,174
                                                     ----------      ----------
                                                      2,164,326       1,672,029

Investments                                               1,848              -
Capital assets                                          854,373         881,700
Goodwill                                                  2,638          10,552
                                                     ----------      ----------
                                                     $3,023,185      $2,564,281

Liabilities and Shareholders' Equity
Current
  Bank indebtedness                                  $  254,350      $  354,346
  Accounts payable                                      591,107         341,216
  Equipment loan payable - current portion               12,000          36,000
  Current maturities of capital lease obligations         7,648          10,440
                                                     ----------      ----------
                                                        865,105         742,002

Bank indebtedness                                        34,562          43,717
Equipment loan payable                                   27,000         138,000
Due to shareholders                                          -           43,575
Capital lease obligations                                    -            4,258
Convertible promissory note                                  -        1,265,492
                                                     ----------      ----------
                                                        926,667       2,237,044

Shareholders' equity
  Share capital (Note 2)                              2,778,110         407,820
  Deficit                                              (681,592)        (80,583)
                                                     ----------      ----------
                                                      2,096,518         327,237
                                                     ==========      ==========
                                                     $3,023,185      $2,564,281
                                                     ==========      ==========

  The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
                                                      API Electronics Group Inc.
                                    Consolidated Interim Statement of Operations
                                                 and Retained Earnings (Deficit)
                                                                     (Unaudited)
                                                              (Expressed in US$)

                                      Nine Months Ended       Three Months Ended
                                            February 28              February 28
                                      -----------------       ------------------
                                      2002         2001       2002       2001
                                   ----------  ----------  ---------  ---------
Sales                              $2,321,625  $1,952,669  $ 681,772  $ 631,862

Cost of sales                       1,765,486   1,544,446    571,128    522,489
                                   ----------  ----------  ---------  ---------
Gross profit                          556,139     408,223    110,644    109,373

Expenses
  Selling expenses                    231,034     167,558     63,110     61,697
  General and administrative          949,513     202,365    580,141     68,683
                                   ----------  ----------  ---------  ---------
                                    1,180,547     369,923    643,251    130,380
                                   ----------  ----------  ---------  ---------
Operating Income                     (624,408)     38,300   (532,607)   (21,007)
                                   ----------  ----------  ---------  ---------
Other (Income) Expenses
  Other income                        (68,544)       (819)    (9,416)         -
  Interest expense                     23,891      35,417      5,066     13,605
                                   ----------  ----------  ---------  ---------
                                      (44,653)     34,598     (4,350)    13,605
                                   ----------  ----------  ---------  ---------

Income (loss) before income
   taxes                             (579,755)      3,702   (528,257)   (34,612)

Income taxes                           21,254         292     (8,746)       225
                                   ----------  ----------  ---------  ---------
Net income (loss)                    (601,009)      3,410   (519,511)   (34,837)

Retained earnings (deficit),
   beginning of period                (80,583)   (182,684)  (162,081)  (144,437)
                                   ----------  ----------  ---------  ---------
Deficit, end of period             $ (681,592) $ (179,274) $(681,592) $(179,274)
                                   ==========  ==========  =========  =========
Earning (loss) per share -
  basic                            $    (0.05) $    0.001  $   (0.05) $   (0.01)
                                   ==========  ==========  =========  =========

  The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
                                                      API Electronics Group Inc.
                                           Consolidated Statements of Cash Flows
                                                                     (Unaudited)
                                                              (Expressed in US$)

                                                              Nine Months Ended           Three Months Ended
                                                                    February 28                  February 28
                                                            -------------------          -------------------
                                                             2002        2001           2002         2001
                                                        ----------     ---------     ---------     ---------
Cash provided by (used in) operating activities
  Net income (loss) for the period                      $ (601,009)    $   3,410     $(519,511)    $(34,837)
  Adjustments to reconcile net loss to net
    cash provided by operating activities:
         Amortization                                      106,154        81,192        31,086       27,064
      Net change in non-cash working capital
         balances (Note 3)                                (249,313)     (121,994)        7,214      (26,909)
                                                        ----------     ---------     ---------     --------
                                                          (744,168)      (37,392)     (481,211)     (34,682)
                                                        ----------     ---------     ---------     --------

Investing activities
  Capital assets                                          (187,353)       (5,555)      (70,703)          -
                                                        ----------     ---------     ---------     --------

Financing activities
  Cash acquired through reverse take-over,
     net of cost of acquisition                          1,178,375            -             -            -
  Issue of share capital                                   204,127            -        198,420           -
  Share issue costs                                         (8,226)           -         (8,226)          -
  Bank indebtedness                                       (109,151)           -         (3,051)          -
  Capital leases obligations                                (7,050)       (6,796)       (2,613)      (2,554)
  Equipment loan                                           (15,000)           -             -            -
  Due to shareholders                                      (43,575)       42,000            -        42,000
                                                        ----------     ---------     ---------     --------
                                                         1,199,500        35,204       184,530       39,446
                                                        ----------     ---------     ---------     --------
Net increase (decrease) in cash                            267,979        (7,743)     (367,384)       4,764

Cash, beginning of period                                   41,073        81,163       676,436       68,656
                                                        ----------     ---------     ---------     --------
Cash, end of period                                     $  309,052     $  73,420     $ 309,052     $ 73,420
                                                        ==========     =========     =========     ========

  The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
                                                      API Electronics Group Inc.
                                      Summary of Significant Accounting Policies
                                                                     (Unaudited)

February 28, 2002 and 2001
--------------------------------------------------------------------------------
Business Acquisition and
Nature of Business                   API Electronics Group Inc. (the "API" or
                                     "Company"), formerly Investorlinks.Com
                                     Inc., and API Electronics Inc. ("API
                                     Electronics"), a private company
                                     incorporated under the laws of the State of New York, completed the business combination referred to in Note 1 to the consolidated interim financial statements.
                                     As stated in Note 1, the business
                                     combination has been accounted for as a
                                     reverse take-over of the Company by API
                                     Electronics.

                                     The Company's business focus is the
                                     manufacture and supply of high reliability semiconductors and microelectronics circuits for military, aerospace and commercial applications.

Principles of Consolidation          The consolidated financial statements
                                     include the accounts of the API, the legal parent, together with its wholly owned subsidiary, API Electronics.

Basis of Presentation                These consolidated interim financial
                                     statements have been prepared in accordance with Canadian generally accepted accounting principles. All amounts are disclosed in US dollars unless otherwise indicated.

Capital Assets                       Capital assets are amortized using the
                                     straight-line basis over the following
                                     years:

                                     Building                 -                    20 years
                                     Machinery and equipment  -  ranging from 5 to 10 years
                                     Website                  -                     3 years

Goodwill                             Goodwill is being amortized over 5 years.

Foreign Currency Translation         The accompanying consolidated financial
                                     statements are stated in United States
                                     dollars, "the reporting currency". The
                                     transactions of the Company have been
                                     recorded during the period in Canadian
                                     dollars. The translation of Canadian
                                     dollars into United States dollars have
                                     been made at the period end exchange rate for balance sheet items and the average exchange rate for the period for revenues, expenses, gains and losses.

Accounting                           The preparation of financial statements in
Estimates                            conformity with Canadian generally accepted
                                     accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimated.

--------------------------------------------------------------------------------
                                                      API Electronics Group Inc.
                              Notes to Interim Consolidated Financial Statements
                                                                     (Unaudited)
                                                              (Expressed in US$)

For the nine months ended February 28, 2002 and 2001
--------------------------------------------------------------------------------
1.  Business Acquisition

    On August 31, 2001, the Company acquired all of the 197 issued and outstanding shares of API Electronics for US $2,600,000. The purchase price was satisfied by the issuer of 6,500,000 units of the Company at US $0.40 per unit. Each unit consists of one common share and 1/2 of one Series A common share purchase warrants exercisable at US $0.45 per share expiring February 28, 2003 and 1/2 of one Series B common share purchased warrant exercisable at US $0.75 expiring August 30, 2003. As a result of the transaction, the original shareholders of API Electronics owned 60% of the issued shares of the Company. The business acquisition resulted in a change in business focus and an introduction of new management for the Company. Accordingly, the acquisition has been accounted for as a reverse take-over of the Company by API Electronics. Application of reverse take-over accounting results in the following:

        i) API Electronics is deemed to be the acquirer for accounting purposes and its assets and liabilities are included in the consolidated balance sheet at their carrying valves. The comparative figures are those of API Electronics.

        ii) The consolidated balance sheet combines the assets and liabilities of the Company as an acquisition under the purchase method of accounting for business combinations.

    The net capital assets of the Company acquired, at fair value, as at August 31, 2001 are as follows:

      Cash and cash equivalents                                      $1,213,248
      Marketable securities                                               1,848
      Other current assets                                              122,305
      Capital assets                                                      3,559
      Current liabilities                                              (397,191)
                                                                     ----------
      Net assets acquired                                               943,769
      Less:  Cost of acquisition                                         34,872
                                                                     ----------
      Consideration attributed to share capital of shares issued     $  908,897
                                                                     ==========

--------------------------------------------------------------------------------
                                                      API Electronics Group Inc.
                              Notes to Interim Consolidated Financial Statements
                                                                     (Unaudited)
                                                              (Expressed in US$)

For the nine months ended February 28, 2002 and 2001
--------------------------------------------------------------------------------
2.  Share Capital

    (a)  Authorized

         Unlimited special shares
         Unlimited common shares

    (b)  Issued Common Shares

                                                                               Number of
                                                                                 Shares        Consideration
                                                                              -----------      -------------
         Pre-business combination for API Electronics
         Balance at June 1, 2000 and May 31, 2001                                    100         $  407,820
         Issued upon the capitalization of the promissory note                        97          1,265,492
                                                                              ----------         ----------
         Balance at August 31, 2001                                                  197         $1,673,312
                                                                              ==========         ==========

         Pre-business combination for the Company
         Balance at April 30, 2001                                            13,179,020         $2,985,416
         Share consolidation (1)                                              (8,786,048)                 -
                                                                              ----------         ----------
         Balance at August 31, 2001                                            4,392,972         $2,985,416
                                                                              ----------         ----------

         (1)  Pursuant to Articles of Amendment, the Company consolidated the issued and outstanding common shares on the basis of one common share for every three issued and outstanding common share in the capital of the Company.

         Issued from date of reverse take-over
         Share capital is comprised of the number of issued
            and outstanding shares of the Company and the
            stated capital of API Electronics                                  4,392,972         $1,673,312

         Shares issued upon the reverse take-over (Note 1)                     6,500,000            908,897
             Share issued upon exercise of stock options                          10,000              5,707
         Shares issued upon exercise of warrants                                 440,933            198,420
             Share issue costs                                                                       (8,226)
                                                                              ----------         ----------
                                                                              11,343,905         $2,778,110
                                                                              ==========         ==========



    (c)  Warrants

         Warrants outstanding, April 30, 2001                                    226,667
         Issued pursuant to advisory services                                    250,000
         Issued pursuant to business acquisition (Note 1)
         -   Series A                                                          3,250,000
         -   Series B                                                          3,250,000
         Exercised - Series A warrants                                          (440,933)
                                                                              ----------
         Warrants outstanding, February 28, 2002                               6,535,734
                                                                              ==========

--------------------------------------------------------------------------------
                                                      API Electronics Group Inc.
                              Notes to Interim Consolidated Financial Statements
                                                                     (Unaudited)
                                                              (Expressed in US$)

For the nine months ended February 28, 2002 and 2001
--------------------------------------------------------------------------------
2.  Share Capital - continued

     As at February 28, 2002 the following warrants are outstanding and exercisable:

          Number          Share for         Exercise                     Expiry
     Outstanding           Warrants            Price                       Date
     -----------          ---------         --------          -----------------
         222,667            1 for 1            $9.00             August 8, 2002
         250,000            1 for 1            $0.40            August 31, 2003
       2,809,067            1 for 1            $0.45          February 28, 2002
       3,250,000            1 for 1            $0.75            August 30, 2003

    (d)  Stock Options

                                                                        Weighted
                                                     Number of           Average
                                                       Options     Special Price
                                                     ---------     -------------
         Options outstanding, April 30, 2001          123,667             $7.80
         Cancelled                                   (113,667)             8.51
         Granted                                      500,000              0.60
         Exercised                                    (10,000)        Cdn. 0.90
                                                     --------         ---------
         Options outstanding, February 28, 2002       500,000             $0.60
                                                     ========         =========

         As at February 28, 2002 the following options are outstanding:

                                 Number         Exercise                 Expiry
         Issued to          Outstanding            Price                   Date
         ---------          -----------         --------        ----------------
         Directors              100,000             0.45          July 31, 2006
         Directors              150,000             0.45        August 31, 2006
         Directors              100,000             0.75          July 31, 2006
         Directors              150,000             0.75        August 31, 2006

--------------------------------------------------------------------------------
                                                      API Electronics Group Inc.
                              Notes to Interim Consolidated Financial Statements
                                                                     (Unaudited)
                                                              (Expressed in US$)

For the nine months ended February 28, 2002 and 2001
--------------------------------------------------------------------------------
3.  Changes in Non-Cash Working Capital Balances

    Non-cash working capital changes are as follows:

                                                     Nine Months Ended            Three Months Ended
                                                           February 28                   February 28
                                              ------------------------       -----------------------
                                                   2002           2001            2002          2001
                                              ---------      ---------       ---------      --------
    Accounts receivable                       $(176,281)     $(120,111)      $   9,871      $(13,973)
    Inventory                                   (22,261)       (41,987)         18,740        (8,913)
    Prepaid expenses                             96,529          2,160          59,994           742
    Accounts payable                           (147,300)        37,944         (81,391)       (4,765)
                                              ---------      ---------       ---------      --------
                                              $(249,313)     $(121,994)      $   7,214      $(26,909)
                                              =========      =========       =========      ========

    Supplemented cash flow information

        Cash paid for interest                $   23,891     $  35,417       $   5,066      $ 13,605
        Cash paid for taxes                           -             67              -             -

    Non-Cash Transaction

        Convertible promissory note
          converted into common stock         $1,265,492     $      -        $      -       $     -

        Disposal of capital assets in
          settlement of equipment
          loan                                $  120,000     $      -        $      -       $     -

                                       11

                                                   QUARTERLY AND YEAR END REPORT

[GRAPHIC   British Columbia                                 BC FORM 51-901
 REMOVED]  Securities Commission                         (previously Form 61)
--------------------------------------------------------------------------------
Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393
--------------------------------------------------------------------------------

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "Exchange Issuer" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A:  FINANCIAL STATEMENTS
Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

o a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;

o a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year to-date period of the immediately preceding fiscal year; and

o income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 Changes in the Ending Date of a Financial Year and in Reporting Status for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 Enterprises in the Development Stage that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B:  SUPPLEMENTARY INFORMATION
The supplementary information set out below must be provided when not included in Schedule A.

1.   Analysis of expenses and deferred costs

     Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

     The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

     Breakdowns are required for the year-to-date period only.
     Breakdowns are not required for comparative periods.

     Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule
     3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2.   Related party transactions

     Provide disclosure of all related party transactions as specified in
     Section 3840 of the CICA Handbook.

3. Summary of securities issued and options granted during the period Provide the following information for the year-to-date period:

     (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
     (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4.   Summary of securities as at the end of the reporting period

     Provide the following information as at the end of the reporting period:

     (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
     (b)  number and recorded value for shares issued and outstanding,
     (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
     (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. List the names of the directors and officers as at the date this report is signed and filed.

SCHEDULE C:  MANAGEMENT DISCUSSION AND ANALYSIS

1.   General Instructions

     (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
     (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
     (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
     (d)  The discussion must be factual, balanced and non-promotional.
     (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2.   Description of Business

     Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3.   Discussion of Operations and Financial Condition

     Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

     The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

     (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
     (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
     (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
     (d)  material write-off or write-down of assets;
     (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
     (f)  material contracts or commitments;
     (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
     (h) material terms of any existing third party investor relations arrangements or contracts including:
     i.   the name of the person;
     ii.  the amount paid during the reporting period; and
     iii. the services provided during the reporting period;
     (i)  legal proceedings;
     (j)  contingent liabilities;
     (k)  default under debt or other contractual obligations;
     (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
     (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
     (n)  management changes; or

     (o)  special resolutions passed by shareholders.

4.   Subsequent Events

     Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5.   Financings, Principal Purposes and Milestones

     (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.

     (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6.   Liquidity and Solvency

     Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 - System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901 Quarterly and Year End Reports are filed under Category of
Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

--------------------------------------------------------------------------------
                                                   QUARTERLY AND YEAR END REPORT

[GRAPHIC   British Columbia                                BC FORM 51-901
 REMOVED]  Securities Commission                        (previously Form 61)
--------------------------------------------------------------------------------
Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393
--------------------------------------------------------------------------------

ISSUER DETAILS                                                                  DATE OF REPORT
NAME OF ISSUER                                           FOR QUARTER ENDED      YY     MM   DD
API ELECTRONICS GROUP INC.                               2002/02/28             2002   04   29
-----------------------------------------------------------------------------------------------------
ISSUER ADDRESS
505 UNIVERSITY AVENUE, SUITE 1400
-----------------------------------------------------------------------------------------------------
CITY                         PROVINCE    POSTAL CODE    ISSUER FAX NO.          ISSUER TELEPHONE NO.
TORONTO                      ON          M5G 1X3        416-593-4658            416-593-6543
-----------------------------------------------------------------------------------------------------
CONTACT NAME                             CONTACT POSITION                       CONTACT TELEPHONE NO.
JASON DEZWIREK                           CHAIRMAN                               416-593-6543
-----------------------------------------------------------------------------------------------------
CONTACT EMAIL ADDRESS                    WEB SITE ADDRESS
jason@kaboose.com                        www.api-electronics.com
-----------------------------------------------------------------------------------------------------



CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

--------------------------------------------------------------------------------
          DIRECTOR'S SIGNATURE      PRINT FULL NAME     DATE SIGNED
TM        "JASON DEZWIREK"          JASON DEZWIREK      YY       MM      DD
                                                        2002     04      25
--------------------------------------------------------------------------------
          DIRECTOR'S SIGNATURE      PRINT FULL NAME     DATE SIGNED
TM        "PHILIP DEZWIREK          PHILIP DEZWIREK     YY       MM      DD
                                                        2002     04      25
--------------------------------------------------------------------------------

                                  SCHEDULE "A"

                              FINANCIAL INFORMATION

See attached unaudited consolidated financial statements of API Electronics Group Inc. (the "Company") for the period ended February 28, 2002.

                                  Schedule "B"

See attached consolidated financial statements of the Company for the period ended February 28, 2002.

                                  SCHEDULE "C"

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A)   Results of Operations

     1.   Summary

API Electronics Group Inc. is a leading manufacturer of electronic components. API designs and manufactures power transistors, small signal transistors, tuning diodes, hybrid circuits, resistor/capacitor networks, diodes and other critical elements for advanced military, industrial, commercial, automotive and medical applications.

     2.   Sales Revenue

The nine months ending February 28, 2002 saw API generate revenues of $2,321,625. This revenue represented an increase of 18.9% compared to $1,952,669 for the nine month period ending February 28, 2001. The growth during the period was led by the performance of core product lines and accelerated by favourable market conditions for the Company's products in the military industry.

     3.   Cost of Goods Sold and Gross Margin

The cost of products sold as a percentage of sales decreased favourably during the 2002 period as compared to the 2001 nine month period. The cost of goods sold was 76% of sales in 2002 compared to 79.1% of sales in 2001. Accordingly, the gross margin for 2002 period improved to 24.0% from the 20.9% gross margin in the 2001 period. The increase is attributed mainly to improve operating efficiencies and favourable markets. Future gross margins will continue to be impacted by competitive pricing pressures and new product introductions.

     4.   Selling Expenses

Selling expenses increased from $167,658 for the nine month period ending February 28, 2001 to $231,034 for the nine month period ending February 28, 2002. As a percentage of sales the 2002 selling expenses came in at 10% compared to 8.5% for the 2001 period. The increase was primarily attributed to the addition of one sales person to support increased product sales levels.

     5.   General and Administrative Expenses

General and administrative expenses increased substantially from $202,365 for 2001 period to $949,513 incurred during the nine month period ending February 28, 2002. The increase is attributed primarily to significant expenditures for business development costs. The costs increased from $0 in the 2001 period to $527,703 in the 2002 period. These costs relate primarily to business plan development and investor relations to help create market awareness for products and investors and to help provide support for any future financing and acquisitions. The company believes aggressive spending in this area is critical to assist the company gain exposure in the competitive public company environment and ultimately to increase shareholder value. The other component of general and administrative expenses that increased substantially were professional fees which went from $9,078 in the 2001 period to $42,290 for the 2002 period. This increase is attributable to increased expenses that are inherent with public company compliance. The company became a public company following the business acquisition as described in note 1 of these interim consolidated financial statements.

     6.   Other Income and Expense

Other income increase from $819 in the nine month period ending February 28, 2001 to $68,544 for the nine month period ending February 28, 2002. The increase is attributed to rental income and an insurance claim.

     7.   Net Income / Loss

The Company incurred a net loss for the nine month period ending February 28, 2002 of $601,009 compared to a net income of $3,410 generated for the nine month period ending February 28, 2001.

     B)   Liquidity and Capital Resources

     1.   Summary

At February 28, 2002, the Company had cash reserves of $309,052 compared to $41,073 as at May 31, 2001.

At February 28, 2002 working capital, the excess of current assets over current liabilities totalled $1,299,221 compared to $930,027 at May 31, 2001. The current ratio at February 28, 2002 was 2.5:1 compared to 2.25:1 at May 31, 2001. The quick ratio (which excludes inventory and prepaid expenses from current assets) is .98:1 at February 28, 2002 compared with .51:1 as at May 31, 2001. The increase in the current and quick ratio is attributed primarily to the increased sales level.

Specific working capital components saw increases consistent with the increases in sales volume and production activity. Accounts receivable rose 59% from $340,383 at May 31, 2001 to $541,870 at February 28, 2002. Accounts payable rose 73% from $341,216 at May 31, 2001 to $591,107 at February 28, 2002. Equipment
loans decreased from $138,000 at May 31, 2001 to $27,000 at February 28, 2002 as a result of the Company disposing of assets in settlement of the equipment loan.

     2.   Cash Flow

Cash provided by operating activities decreased from $(37,392) for the nine months ended February 28, 2001 to $(744,168) for the nine months ended February 28, 2002. The 2002 cash deficiency was financed primarily by the business acquisition as described in note 1 of these interim consolidated financial statements whereby $1,178,375 cash was acquired.

Other major sources of cash were provided by the exercise of warrants and options. This exercise added cash totalling $204,127 during the nine months ended February 28, 2002. Other major uses of cash were the acquisition of capital assets in the amount of $187,353 for the 2002 period compared to $5,555 for the 2001 period.

     3.   Related Party Transactions

Office rent paid to a company of which a shareholder of the company is a director (2002 - $6,034; 2001 - $0)

Consulting fees paid to a director of the Company (2002 - $12,113; 2001 - $0)

Web site development costs paid to a company of which a shareholder of the company is a director (2002 - $30,826; 2001 - $0)

     C)   Financings

For the nine months ended February 28, 2002, there were no financings.

     D)   Subsequent Events

On April 3, 2002, the Company signed a letter of intent to acquire privately-held Filtran Group, a global supplier of electronic components. The all-cash acquisition would see the Company acquire Filtran Group and all of its subsidiaries, including: Filtran Inc. of Ogdensburg, New York; Filtran Ltd. Of Nepean, Ontario, Canada; and Canadian Dataplex Ltd., also of Nepean. The deal including purchase consideration is pending final due diligence by the Company and although it is expected to close prior to the Company's May 31, 2002 yearend, there can be no assurance that the purchase will be consummated.